July 7, 2006

Lori A. Jones
Chief Executive Officer
Analytical Surveys, Inc.
Datapoint Drive, Suite 300B
San Antonio, Texas 78229

> **Re:** **Analytical Surveys, Inc.**
> **Schedule 14A**
> **Filed June 29, 2006**
> **File No. 0-13111**

Dear Ms. Jones:

We have limited our review of your filing to that issue we have addressed in our comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In connection with your proposal to approve the issuance of stock upon conversion of secured convertible promissory notes and exercise of warrants, we note that you are required to file a registration statement on or before July 15, 2006 registering for resale 150% of the common stock issuable upon conversion of the Notes and 100% of the common stock issuable upon exercise of the various warrants. We note that under the subscription agreement you will be required to register over 221% of the current amount of shares outstanding based on 3,779,256 shares outstanding at June 22, 2006 and 8,284,146 shares issuable upon full conversion of Notes at a conversion price of $.9488 (80% of the closing bid price on the day before execution of the agreement), and two years of interest and the exercise of all warrants. Further, we note your disclosure that if you fail to file a registration statement on or before July 15, 2006 or if it is not declared effective on or before October 8, 2006 you may be subject to liquidated damages in an amount equal to 2% of the aggregate purchase price of the outstanding Notes and the shares of common stock issuable upon conversion of the Notes. Given the nature and the size of the transaction that you contemplate registering, please advise us of the basis for determining that you would be eligible to register the transaction on a shelf basis under Rule 415(a)(1)(i).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Owen Pinkerton at (202) 551-3694 or me at (202) 551-3495 with any questions.

Sincerely,

Elaine Wolff
Branch Chief